UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CORPORATE EQUITY INVESTMENTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number)

Waterford Capital Group, Inc.
5775 Blue Lagoon Drive
Suite 100
Miami, FL 33126
(786) 888-4567
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Waterford Capital Group, Inc.
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) OO
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: FL
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 4,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 4,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 0.09%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s beneficial control of 4,000 shares of the common stock, $.001 par value per share (the "Common Stock"), of Corporate Equity Investments, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 5775 Blue Lagoon Drive, Suite 100, Miami, Florida 33126.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Waterford Capital Group, Inc., a Florida corporation headquartered at 5775 Blue Lagoon Drive, Suite 100, Miami, Florida 33126 (the "Reporting Person").  The primary business of the Reporting Person is to act as a personal holding company for investments.  The Reporting Person is owned by Luz M. Weigel and Russell C. Weigel, III, as tenants by the entirety.  Luz M. Weigel is the sole director and officer of the Issuer.  Luz M. Weigel and Russell C. Weigel, III, are husband and wife. The owners of the Reporting Person have beneficial ownership of 4,000 shares, of which 3,000 shares are titled in the name of Mr. and Mrs. Weigel’s minor children.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

DMP Holdings, Inc. paid cash for the purchase of the Reporting Person’s beneficially owned shares. The purchase price was $0.011 per share.  Previously, on March 31, 2008, the Reporting Person gifted 200,000 to Calvary Chapel of Miami Beach. Inc. and gifted 100,000 shares each as a gift to Madeleine W. Weigel, Audrey J. Weigel, and Sophia M.E. Weigel under the FL UTMA.  The Reporting Person retained voting and disposition control over the gifted shares until the date a sale transaction was effected. Thereafter, the Reporting Person retained only voting and dispositive control over the shares gifted to the three Weigel minor children.

ITEM 4. PURPOSE OF THE TRANSACTION

This Schedule 13D is filed to disclose the Reporting Person’s sale of 1,995,000 shares of beneficial interest in the Issuer to DMP Holdings, Inc. 4,000 shares were retained by the Reporting Person and persons associated with its owners, and an additional 1,000 shares were retained by Calvary Chapel of Miami Beach, Inc.  A change of control occurred as a result of the share purchase, and Luz M. Weigel resigned from all corporate offices of the Issuer as a result.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           As of March 31, 2009, the Issuer had 4,060,000 shares outstanding.  As of the date of filing this Schedule 13D, the Reporting Person had voting control of 4,000 shares, which represents 0.09% of the Issuer’s outstanding common stock. The 4,000 shares are owned equally by the Reporting person, and by each of the three Weigel minor children identified in Item 3 above.

(b)           The Reporting Person has sole power to vote, sole power to direct the vote, and sole power to dispose or to direct the disposition of 4,000 shares of the Issuer. Of these, 3,000 shares are titled in the names of the Weigel children.  The children, Madeleine W. Weigel, Audrey J. Weigel, and Sophia M.E. Weigel have not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)           None.

(d)           None.

(e)           April 1, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Luz M. Weigel and Russell C. Weigel, III have voting and dispositive control of the 3,000 shares gifted to their minor children as provided under the FL UTMA.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Incorporated by reference is the Stock Purchase Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WATERFORD CAPITAL GROUP, INC.

Date: April 7, 2009	By:	/s/ Luz M. Weigel
Luz M. Weigel

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibits

Stock Purchase Agreement, dated April 1, 2009 (incorporated by reference from Form 8-K filed April 7, 2009)